Continental Set to Boost Market Position for ESC in the U.S.A.

All major U.S. manufacturers fit ESC as standard on numerous SUV models

Hanover, Germany, November 23, 2004. Continental AG is continuing to expand its leading position for vehicle Electronic Stability Control (ESC) systems in the U.S. market. Following announcements by the Detroit-based U.S. automobile manufacturers that they intend to make this innovative safety equipment available as standard equipment in almost all SUV models, Continental is set to double its deliveries of ESC systems to the U.S.A. in 2005, and to triple them in 2006. "Next year will see us clearly topping the million mark for volumes in the U.S. market," announced Continental board member Dr. Karl-Thomas Neumann on Tuesday.

"We are expecting a steady rise in ESC equipment rates in the U.S.A. during the coming years as this safety technology becomes more well-known there. SUVs will be followed by more and more models in other segments being fitted with ESC, as we are seeing growing interest in applying this safety equipment to more passenger cars and minivans," said Dr. Neumann. "This will offer us the opportunity to continue posting double-digit growth rates in an important segment."

"The decision of our customers to install ESC as standard equipment in more and more vehicles will ensure greater safety on the roads. A study conducted by the National Highway and Traffic Safety Administration (NHTSA), the U.S. traffic safety agency, revealed that ESC cuts the risk of deadly crashes by 30 percent in passenger cars and 63 percent for SUV's.

dlw 11/30

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Continental
Aktiengesellschaft
Corporate Communications

Vahrenwalder Straße 9
D-30165 Hannover
P.O. Box 1 69
D-30001 Hannover

Phone +49 (0)511 938-1278
+49 (0)511 938-1146
+49 (0)511 938-1485
Fax: +49 (0)511 938-1055

www.conti-online.com
prkonzern@conti.de

Looking at single vehicle crashes, including rollovers, NHTSA found ESC reduced those incidents in passenger cars by 35 percent and single vehicle crashes in SUV's by 67 percent. Other studies in Europe, Japan and the U.S. reached similar results. Together these studies suggest that if all vehicles in the U.S. were equipped with ESC, there is a potential to save more than 7,000 lives per year and $35 billion in economic costs," underlined Dr. Neumann.

Currently, only about 10 percent of new cars are equipped with the ESC safety system in the U.S.A. – compared with 60 percent in Germany. "This clearly shows the enormous growth potential for one of the most innovative products we have on the market", said Dr. Neumann. He pointed out that, in addition to U.S. automobile manufacturers, Continental also supplies European and Japanese vehicle makers with ESC systems for the U.S. market.

The Continental Corporation is a leading supplier of brake systems, chassis components, vehicle electronics, tires and technical elastomers. In 2003 the corporation realized sales of EUR 11.5 billion. At present it has a worldwide workforce of nearly 73,000.

Dr. Heimo Prokop
Director Corporate Communications
Ph: +49 (0)511 938-1485
Fax:+49 (0)511 938-1055
E-Mail: prkonzern@conti.de

Hannes Boekhoff
Head of Press
Ph: +49 (0)511 938-1278
Fax: +49 (0)511 938-1055
E-Mail: prkonzern@conti.de

Media Database Library: www.conti-online.com

Continental Set to Boost Market Position for ESC in the U.S.A.

All major U.S. manufacturers fit ESC as standard on numerous SUV models

Hanover, Germany, November 23, 2004. Continental AG is continuing to expand its leading position for vehicle Electronic Stability Control (ESC) systems in the U.S. market. Following announcements by the Detroit-based U.S. automobile manufacturers that they intend to make this innovative safety equipment available as standard equipment in almost all SUV models, Continental is set to double its deliveries of ESC systems to the U.S.A. in 2005, and to triple them in 2006. "Next year will see us clearly topping the million mark for volumes in the U.S. market," announced Continental board member Dr. Karl-Thomas Neumann on Tuesday.

"We are expecting a steady rise in ESC equipment rates in the U.S.A. during the coming years as this safety technology becomes more well-known there. SUVs will be followed by more and more models in other segments being fitted with ESC, as we are seeing growing interest in applying this safety equipment to more passenger cars and minivans," said Dr. Neumann. "This will offer us the opportunity to continue posting double-digit growth rates in an important segment."

"The decision of our customers to install ESC as standard equipment in more and more vehicles will ensure greater safety on the roads. A study conducted by the National Highway and Traffic Safety Administration (NHTSA), the U.S. traffic safety agency, revealed that ESC cuts the risk of deadly crashes by 30 percent in passenger cars and 63 percent for SUV's.

.../2

Continental
Aktiengesellschaft
Corporate Communications

Vahrenwalder Straße 9
D-30165 Hannover
P.O. Box 1 69
D-30001 Hannover

Phone +49 (0)511 938-1278
+49 (0)511 938-1146
+49 (0)511 938-1485
Fax: +49 (0)511 938-1055

www.conti-online.com
prkonzern@conti.de

Looking at single vehicle crashes, including rollovers, NHTSA found ESC reduced those incidents in passenger cars by 35 percent and single vehicle crashes in SUV's by 67 percent. Other studies in Europe, Japan and the U.S. reached similar results. Together these studies suggest that if all vehicles in the U.S. were equipped with ESC, there is a potential to save more than 7,000 lives per year and $35 billion in economic costs," underlined Dr. Neumann.

Currently, only about 10 percent of new cars are equipped with the ESC safety system in the U.S.A. – compared with 60 percent in Germany. "This clearly shows the enormous growth potential for one of the most innovative products we have on the market", said Dr. Neumann. He pointed out that, in addition to U.S. automobile manufacturers, Continental also supplies European and Japanese vehicle makers with ESC systems for the U.S. market.

The Continental Corporation is a leading supplier of brake systems, chassis components, vehicle electronics, tires and technical elastomers. In 2003 the corporation realized sales of EUR 11.5 billion. At present it has a worldwide workforce of nearly 73,000.

Dr. Heimo Prokop
Director Corporate Communications
Ph: +49 (0)511 938-1485
Fax:+49 (0)511 938-1055
E-Mail: prkonzern@conti.de

Hannes Boekhoff
Head of Press
Ph: +49 (0)511 938-1278
Fax: +49 (0)511 938-1055
E-Mail: prkonzern@conti.de

Media Database Library: www.conti-online.com